ALGAE DYNAMICS CORP.

4120 Ridgeway Drive, Unit 37

Mississauga, Ontario L5L 5S9

Canada

February 3, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Acceleration Request

Requested Date: February 7, 2017

Requested Time: 4:00 PM Eastern Time

Re: Algae Dynamics Corp. Form S-1 Registration Statement (Registration No. 333-215685)

originally filed January 25, 2017, as amended

Ladies and Gentlemen:

Algae Dynamics Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Joseph P. Galda, who is an attorney with the Registrant’s outside legal counsel, J.P. Galda & Co., to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Galda at (215) 815-1534

Sincerely,
ALGAE DYNAMICS CORP.

By:	/s/ Paul Ramsay
Paul Ramsay
President

Cc:	Suzanne Hayes, Assistant Division Director
Mary Beth Breslin
Dorman Yale